

13030934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oberweis Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker, Tilly Virchow Krause LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OBERWEIS SECURITIES, INC.

Lisle, Illinois

STATEMENTS OF FINANCIAL CONDITION

Including Independent Auditors' Report

As of and for the Years Ended December 31, 2012 and 2011

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

OBERWEIS SECURITIES, INC.

TABLE OF CONTENTS



Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Oberweis Securities, Inc.
Lisle, Illinois

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Oberweis Securities, Inc. as of December 31, 2012 and 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statements of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statements of financial condition that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these statements of financial condition based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statements of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statements of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statements of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statements of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Oberweis Securities, Inc. as of December 31, 2012 and 2011 in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
February 8, 2013

OBERWEIS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2012 and 2011

ASSETS

	2012	2011
ASSETS		
Cash and cash equivalents	$ 6,451	$ 34,651
Receivable from clearing broker-dealer	1,723,706	2,819,300
Receivable from investment company - related party	48,423	52,100
Securities owned	8,357,113	3,908,664
Deposits with clearing organization	132,649	103,781
Interest receivable	124,551	77,599
Other receivables	637	507
TOTAL ASSETS	$ 10,393,530	$ 6,996,602

LIABILITIES AND STOCKHOLDERS' EQUITY

	2012	2011
LIABILITIES		
Payable to clearing broker-dealer	$ 8,089,992	$ 4,753,549
Accrued commissions	25,765	51,395
Accrued state income taxes	-	3,608
Accrued expenses and other liabilities	408,766	350,181
Total Liabilities	8,524,523	5,158,733
STOCKHOLDERS' EQUITY	1,869,007	1,837,869
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,393,530	$ 6,996,602

See notes to statements of financial condition.

NOTE 1 - Nature of Operations

Oberweis Securities, Inc. (the "Company") is an introducing broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All customer transactions are executed and cleared through another registered securities broker on a fully disclosed basis. As an introducing broker, the Company conducts a general securities business, which includes stocks, bonds, municipals, options, mutual funds, variable contracts, private placements, selling group participation and "best efforts" or firm commitment underwritings, and effects transactions for its own investment account. The Company also sponsors, distributes, offers, and sells affiliated mutual funds with all mutual fund shares offered on an application-way basis or processed through its clearing broker.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions for the account and risk of the Company, when present, are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of cash and cash equivalents, receivables, payables and accrued expenses. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments' short-term nature.

The fair value of the Company's marketable securities is based on quoted market prices and other significant observable inputs.

For the years ended December 31, 2012 and 2011, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Income Tax

The Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an S Corporation effective January 1, 2009. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The financial statements do include a provision for state replacement taxes.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statements of income. The Company did not have any uncertain tax positions for the years ended December 31, 2012 and 2011. Income tax returns for the years ended December 31, 2009 through 2012 remain open, and are subject to review by applicable tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through February 8, 2013, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

OBERWEIS SECURITIES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
As of and for the years ended December 31, 2012 and 2011

NOTE 3 - Marketable Securities

The Company holds for its own investment account various fixed income securities and mutual fund shares. The cost and unrealized gain and loss as of and for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Cost	$ 8,218,480	$ 3,869,943
Gross unrealized gains	140,420	40,985
Gross unrealized losses	(1,787)	(2,264)
Total fair value	8,357,113	3,908,664
Add - receivable from clearing broker-dealer	1,723,706	2,819,300
Less - margin account indebtedness	(8,089,992)	(4,753,549)
Marketable securities, net	$ 1,990,827	$ 1,974,415

Marketable securities are valued and carried at fair value on a recurring basis.

NOTE 4 - Income Taxes

The provision for income tax expense for the years ended December 31, 2012 and 2011 consisted of the following components:

	2012	2011
Current:		
Federal	$ -	$ -
State	639	3,608
Total current income tax expense	$ 639	$ 3,608

NOTE 5 - Retirement Plan

The Company sponsors a 401(k) plan that is funded by employee contributions and discretionary employer matching contributions. Amounts contributed to the plan by the Company for the years ended December 31, 2012 and 2011 totaled $94,412 and $95,473, respectively.

NOTE 6 - Related Parties

The Company has expense sharing agreements with Oberweis Asset Management, Inc. ("OAM") and Oberweis Publishing Company, Inc. ("OPC"), both of which are related parties with common ownership to that of the Company.

The OAM agreement requires that the Company recognize its allocable portion of certain overhead and operating expenses. Additionally, in connection with the distribution and promotion of affiliated mutual funds, the Company received fees from OAM for services rendered.

The OPC agreement entitles the Company to monthly payments in exchange for publishing services provided by Company employees.

The amounts received by the Company under the expense sharing agreements for the years ended December 31, 2012 and 2011 totaled $565,545 and $376,243, respectively. There were no amounts due from OAM or OPC at December 31, 2012 and 2011.

The Company sponsors The Oberweis Funds and receives distribution fees for services rendered. During 2012 and 2011, fees earned were $586,033 and $860,311, respectively. As of December 31, 2012 and 2011, amounts due to the Company relating to these fees were $48,423 and $52,100, respectively.

NOTE 7 - Fair Value of Financial Instruments

The Company follows accounting principles generally accepted in the United States of America for measuring, reporting, and disclosing fair value. These standards apply to all assets and liabilities that are measured, reported, and/or disclosed on a fair value basis.

As defined in the accounting standards, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities measured, reported and/or disclosed at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Inputs to the valuation methodology are unadjusted quoted market prices for identical assets in active markets.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data. Inputs to the valuation methodology include

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs that are unobservable and not corroborated by market data.

NOTE 7 - Financial Instruments (cont.)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There has been no changes in the methodologies used at December 31, 2012 and 2011:

Fixed Income Securities – Classified as Level 2, as quotes may not be available from pricing vendors a variety of techniques may be used to estimate value. Estimates of value may be based on certain minimum principal amounts (e.g. $1 million) and may not reflect all of the factors that affect the value of the security, including liquidity risk. The values are not firm bids or offers. The market value of a security may differ from its purchase price and may not closely reflect the value at which the security may be sold or purchased based on various market factors. The majority of fixed income securities held by the Company are municipal bonds.

Mutual funds and Real Estate Investment Trusts ("REITs") - Classified as Level 1, as they are traded in an active market for which the Net Asset Values are readily available. The Company primarily invests in The Oberweis Funds.

The Company is responsible for the determination of fair value. The Company has not historically adjusted the prices obtained from the pricing services used. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The tables below and on the following page present the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

	December 31, 2012			
	Total	**Level 1**	**Level 2**	**Level 3**
Mutual funds	$ 117,008	$ 117,008	$ -	$ -
Real estate investment trusts	22,100	22,100	-	-
Fixed income securities	8,218,005	-	8,218,005	-
Total Assets	$ 8,357,113	$ 139,108	$ 8,218,005	$ -

OBERWEIS SECURITIES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
As of and for the years ended December 31, 2012 and 2011

NOTE 7 - Financial Instruments (cont.)

	December 31, 2011			
	Total	**Level 1**	**Level 2**	**Level 3**
Mutual funds	$ 103,043	103,043	$ -	$ -
Fixed income securities	3,805,621	-	3,805,621	-
Total Assets	$ 3,908,664	$ 103,043	$ 3,805,621	$ -

The estimated carrying and fair values of the Company's financial instruments are as follows:

	2012		2011	
	Carrying Value	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
Financial assets:				
Marketable securities	$ 8,357,113	$ 8,357,113	$ 3,908,664	$ 3,908,664

NOTE 8 - Stockholder Agreement

The transfer of the Company's shares is restricted by a stockholder agreement dated November 17, 2004.

NOTE 9 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

NOTE 10 - Commitments and Contingent Liabilities

The Company is an introducing broker that executes and clears all transactions with and for customers on a fully-disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment for securities purchased and the delivery of securities sold by customers.

NOTE 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012 and 2011, the Company had net capital of $1,291,368 and $1,503,767, respectively, which was $1,191,368 and $1,403,767, respectively, in excess of its minimum required net capital of $100,000. The Company's aggregate indebtedness ratio in each year was 0.34 to 1 and 0.27 to 1, respectively. No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2012 FOCUS filing.